

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





12028581



December 18, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/18/12

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letter dated December 18, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that IBM therefore withdraws its December 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

From: Stuart Moskowitz <smoskowi@us.ibm.com>
Sent: Tuesday, December 18, 2012 2:07 PM
To: shareholderproposals
Subject: NYC Pension Funds - Withdrawal of Shareholder Proposal (Rule 14a-8(e)(2))
Attachments: image2012-12-18-130857.pdf

On December 6, 2012, IBM submitted a no-action letter request to the Staff, seeking to exclude a stockholder proposal submitted to IBM by the New York City Pension Funds (the "Proponent"). The Proponent asked IBM to have certain suppliers issue sustainability reports (the "Proposal").

Today, IBM received the attached letter from the Proponent, dated December 14, 2012, withdrawing the Proposal.

Because the Proponent has withdrawn the Proposal, IBM is now hereby withdrawing its request for no-action relief under Rule 14a-8(e)(2).

Thank you for your interest and attention in this important matter.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 14, 2012

Ms. Michelle H. Browdy
Vice President and Secretary
International Business Machine Corporation
1 New Orchard Road
Mail Drop 301
Armonk, NY 10504

Re: *New York City Pension Funds and Retirement Systems' Shareholder Proposal*

Dear Ms. Browdy:

I am in receipt of the December 6, 2012 letter from Stuart S. Moskowitz, Senior Counsel at IBM, notifying the U.S. Securities and Exchange Commission of the Company's intent to exclude our shareholder proposal due to its untimely receipt.

In light of the technical circumstances identified in Mr. Moskowitz's letter, and on behalf of the New York City Pension Funds and Retirement Systems, I hereby withdraw the shareholder proposal from consideration at IBM's 2013 annual meeting.

Notwithstanding our decision to withdraw the proposal, we believe the underlying request – that IBM require its significant suppliers to prepare annual sustainability reports using an internationally recognized reporting framework – is in the best long-term interests of the corporation and its shareholders, and would complement the Company's existing supply chain risk management practices. We therefore reserve the right to re-submit the proposal in the future.

Please don't hesitate to contact me if you would like to discuss the requested policy.

Sincerely,

Cc: Stuart S. Moskowitz

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International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 327
Armonk, New York 10504

December 6, 2012

RULE 14a-8(e)(2)

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2013 IBM Proxy Statement
Stockholder Proposal from the New York City Pension Funds

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal dated November 9, 2012 from the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and the custodian of the New York City Board of Education Retirement System (collectively the "Proponent"), seeking to have certain suppliers issue sustainability reports ("the Proposal"). Ownership documentation was also supplied with the Proposal. **(Exhibit A).**

The Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders expected to be held on April 30, 2013 (the "2013 Annual Meeting") for the reasons set forth below. To the extent the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York. In accordance with Rule 14a-8(j), this letter is being filed with the Staff not later than 80 days before IBM files its definitive 2013 proxy materials with the Commission.

Basis for Exclusion

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) BECAUSE OF ITS UNTIMELY RECEIPT.

Factual Background

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be **received** at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1] The Company's proxy statement for its 2012 annual meeting was dated and released on March 12, 2012 **(Exhibit B).** Pursuant to Rule 14a-8(e)(1), the deadline for the receipt of proposals for the 2013 Annual Meeting was calculated and set forth in the 2012 proxy statement as November 12, 2012. In this connection, Frequently Asked Question #22 on page 78 of the Company's 2012 proxy statement provides, in pertinent part:

> 22. ***How do I submit a proposal for inclusion in IBM's 2013 proxy material?***
>
> Stockholder proposals may be submitted for IBM's 2013 proxy material after the 2012 meeting and must be received at our corporate headquarters no later than November 12, 2012.
> **(Exhibit C).**

In the instant case, the Proposal was not sent by the Proponent until Friday, November 9, 2012 at 8:01 p.m., using United States Postal Service (USPS) Express Mail (**USPS Tracking Number EH55 3433 316 US**). Because of the 3 day Veterans Day holiday weekend, the Proponent's submission was also not **received** by IBM until Tuesday, November 13, 2012 -- one day after the published November 12, 2012 deadline. The US Post Office in Armonk, NY was closed on Monday, November 12 in honor of Veterans Day. As a result, no mail (including the Proposal) was received by IBM from the Armonk US Post Office until the next day, Tuesday, November 13, 2012, when the US Post Office reopened for business.

Exhibit D to this letter contains a true copy of the Proponent's USPS mailing envelope, showing both the date of mailing by the Proponent (November 9, 2012) as well as the 11/13/12 date of receipt by IBM. This 11/13/12 date was affixed in the ordinary course of business by our mailroom on the internal routing sticker, showing from whom the package was received, the method the package was sent, the USPS

---

1 Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the calendar day of the prior year's meeting. The Company's 2012 Annual Meeting was held on April 24, 2012, and, in accordance with our by-laws, the Company's 2013 Annual Meeting is expected to be held on the last Tuesday in April, which is April 30, 2013. Since the day of the 2013 meeting is within 30 calendar days of the calendar day of the 2012 meeting, the deadline for stockholder proposals properly remains November 12, 2012, as set forth in the Company's 2012 proxy statement.

tracking number, the date of receipt by the mailroom and the person to whom it is to be delivered.

In addition to IBM's own mail room records, **Exhibit E** to this letter shows the results of our query to the USPS's "*Track and Confirm*" website on the Internet.[2] It confirms conclusively that the Proponent's package was not delivered to the Company until Tuesday, November 13, 2012, at 8:41 AM, when it was signed for by L. Macri, a mailroom employee.

Analysis

The Staff of the Division of Corporation Finance has specifically addressed the issue of the 120 day period under Rule 14a-8(e)(2) where, as here, the deadline falls on a Saturday, Sunday or federal holiday. In Staff Legal Bulletin 14 (July 13, 2001) ("SLB 14"), it states:

> If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?
>
> No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose **this date** in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely. **(emphasis added)**

In accordance with SLB 14, the Company properly calculated and disclosed the November 12, 2012 **date** in its 2012 proxy statement. Since the Proposal was not received by the Company until Tuesday, November 13, 2012, at 8:41 AM, the Proponent's submission to IBM was untimely and subject to exclusion under Rule 14a-8(e)(2).

The Staff has strictly enforced the deadline for the submission of proposals, and concurred with the exclusion of many similar stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that those proposals were received at the company's principal executive offices after the deadline for submitting shareholder proposals. See, in this same connection, the recent Johnson & Johnson ("J&J") letter, dated January 13, 2010, where the Staff concurred to the exclusion of a proposal received, like the instant one, one day after the submission deadline, where J&J's submission deadline also fell on Veterans Day, a federal holiday. *See also* Tootsie Roll Industries, Inc. (January 14, 2008) (concurring in the exclusion of a proposal sent Friday via FEDEX but delivered on the Monday following a Saturday submission deadline). The same result should apply here.

---

[2] *https://tools.usps.com/go/TrackConfirmAction_input*

In many other cases, the staff has also consistently concurred with requests to omit a proposal, even when it is received only one day late. Verizon Communications Inc. (January 7, 2011) (concurring in the exclusion of a proposal received one day after the submission deadline); Smithfield Foods, Inc. (June 4, 2007); International Business Machines Corporation (December 5, 2006); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998); see Snap-on Incorporated (February 22, 2006)(2 days late); The McGraw-Hill Companies, Inc. (January 22, 2002)(proposal dated before the deadline but not received until after the deadline excluded); Pitney Bowes Inc. (January 9, 2002)(to same effect); Xerox Corporation (March 9, 2000)(3 days late). See generally Celebrate Express, Inc. (September 29, 2006); Torotel, Inc. (August 22, 2006); and The Procter & Gamble Company (August 14, 2006). *See generally* The Procter & Gamble Co. (Gaupp) (June 15, 1983, *reconsideration denied,* July 1, 1983)(Staff concurred to exclude submission delivered on the Monday following a Sunday submission deadline. In denying reconsideration, the Staff rejected the assertion that because June 5 fell on a Sunday, the Proponent should have been allowed to submit his proposals in a timely manner on the following business day, Monday, June 6, when in fact [the proposals] were delivered to and received by the Company. The Staff wrote that it "has consistently taken the position that in those instances where the final date for submission of a shareholder proposal under Rule 14a-8 is on a weekend, the proposal must in fact be received by the prior Friday in order to be timely filed").

It is the Proponent's responsibility to submit a Proposal to the Company by a means that can ensure it is received in a timely manner, and that allows the Proponent to determine when the proposal was *received* at the company's principal executive offices. To be clear, a proposal's date and the date upon which a proposal is posted are not relevant under Rule 14a-8(e)(2), as such rule specifically defines a timely submission by reference to when a proposal is "*received*" at the company's principal executive offices. See Wal-Mart Stores, Inc. (March 26, 2010) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was dated and mailed five days prior to the deadline); City National Corp. (January 17, 2008) (concurring in the exclusion of a proposal received one day after the submission deadline, even though it was dated and mailed one week prior to the deadline). In this case, the Proponent elected to send the Proposal to IBM using the United States Postal Service on November 9, 2012, the Friday preceding a 3 day holiday weekend. Because the United States Postal Service was closed for Veterans Day on the deadline, Monday, November 12, 2012, IBM was not able to receive the Proposal until November 13, 2012. As such, the Proposal was untimely under Rule 14a-8(e)(2).

A late submission under Rule 14a-8(e)(2) is one of a number of defects specifically listed in SLB 14 that cannot be remedied. The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f), because such notice is not required if a proposal's defect cannot be remedied.

Conclusion

The Company is hereby notifying the Staff of our intent to exclude the Proposal from our proxy materials under Rule 14a-8(e)(2). We hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from our 2013 Proxy Materials. We are sending the Proponent a copy of this submission, and respectfully request that the Proponent copy the undersigned on any response it may choose to make to the Staff. Thank you very much for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Mr. Michael Garland
Assistant Comptroller, Environmental, Social and Governance
City of New York
Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, NY 10007 - 2341

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 9, 2012

Ms. Michelle H. Browdy
Vice President and Secretary
International Business Machine Corporation
1 New Orchard Road
Mail Drop 301
Armonk, NY 10504

Dear Ms. Browdy:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of International Business Machine Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosures

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to require the Company's significant suppliers to each publish an annual, independently verifiable sustainability report that the Company makes available to its shareholders. Among other disclosures, reports should include the suppliers' objective assessments and measurements of performance on workplace safety, human and worker rights, and environmental compliance using internationally recognized standards, indicators and measurement protocols. In addition, reports should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

Significant suppliers are those from which the Company reasonably expects to purchase at least $1 million in goods and services annually.

SUPPORTING STATEMENT

Increasingly, global companies recognize that their suppliers' impacts and sustainability are inextricably intertwined with their own success. According to "A New Era of Sustainability, UN Global Compact-Accenture CEO Study 2010," 93% of CEOs agree that integrating sustainability issues is critical to the future success of their business and 88% believe they should integrate sustainability through their supply chains. The CEOs identified the difficulty of implementing across supply chains as the top barrier to the full integration of sustainability.

This raises significant concerns for shareholders given that human and worker rights abuses can occur in a company's supply chain, creating legal, reputational and operational risks.

Leading companies require suppliers to adhere to international labor and human rights protocols, including the core conventions of the International Labor Organization and the United Nations Guiding Principles on Business and Human Rights. However, a Harvard Law School study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanisms required to carry them out.

Independent supplier audits are essential, but insufficient. Requiring suppliers to prepare annual sustainability reports using the Global Reporting Initiative (GRI) guidelines that the Company itself uses for sustainability reporting would strengthen the Company's ability to assess its suppliers' performance and hold them accountable; enable shareholders to better understand and assess potential reputational and/or operational risks; and, consistent with the principle that "what gets measured gets managed," prompt more responsible business practices by suppliers.

As Microsoft explained in announcing its plan in October 2011 to require sustainability reporting from key hardware vendors, "The new reporting mechanism complements and strengthens Microsoft's existing auditing and assurance programs, which include third-party monitoring of its contract hardware manufacturers. The reporting requirement will also drive sustainability improvements in Microsoft's supply chain."

Other leading corporations taking steps to require or encourage suppliers to prepare GRI-based sustainability reports include Apple, Hewlett Packard, Intel, and PUMA. In some cases, the companies provide guidance to suppliers who need assistance, show preference to suppliers who meet or exceed expectations, and/or include web links to their suppliers' sustainability reports.

We urge shareholders to vote for this proposal.



BNY MELLON

November 1, 2012

To Whom It May Concern

Re: International Business Machines Corp (IBM) Cusip#: 459200101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 1, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 56,608 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street
New York NY



BNY MELLON

November 1, 2012

To Whom It May Concern

Re: International Business Machines Corp (IBM) Cusip#: 459200101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 1, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 165,570 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President



BNY MELLON

November 1, 2012

To Whom It May Concern

Re: International Business Machines Corp (IBM) Cusip#: 459200101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 1, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 867,538 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann
Vice President



BNY MELLON

November 1, 2012

To Whom It May Concern

Re: International Business Machines Corp (IBM) Cusip#: 459200101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 1, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 486,955 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Tiedemann
Vice President



BNY MELLON

November 1, 2012

To Whom It May Concern

Re: International Business Machines Corp (IBM) Cusip#: 459200101

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 1, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,015,036 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann
Vice President

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8



Armonk, New York 10504
March 12, 2012

Dear Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders on Tuesday, April 24, 2012 at 10 a.m., in the Charleston Area Convention Center, North Charleston, South Carolina.

At this year's Annual Meeting, you will once again be asked to provide an advisory vote on executive compensation. The Board's recommendation on this item is set forth in the proposal, and your support is important.

Stockholders of record can vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. You also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. If you will need special assistance at the meeting because of a disability, please contact the Office of the Secretary, International Business Machines Corporation, Armonk, NY 10504.

Very truly yours,

Samuel J. Palmisano
Chairman of the Board

Your vote is important.

**Please vote by using the Internet, the telephone
or by signing, dating, and returning the enclosed proxy card**

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

18. Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted upon in this Proxy Statement?
The table below reflects the vote required in accordance with the laws of New York State:

Proposal	Vote required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?
Election of Directors	Majority of votes cast	No	No
Ratification of appointment of Pricewaterhouse-Coopers LLP	Majority of votes cast	No	Yes
Management Proposal on Advisory Vote on Executive Compensation*	Majority of votes cast	No	No
Stockholder Proposals*	Majority of votes cast	No	No

* Advisory and non-binding

19. Who tabulates the votes?
Votes are counted by employees of Computershare Trust Company, N.A., IBM's transfer agent and registrar, and certified by the Inspectors of Election (who are employees of IVS Associates, Inc.).

20. Where can I find the voting results of the Annual Meeting?
The Company intends to announce the preliminary voting results at the Annual Meeting and publish the final results on our website. In addition, the Company will include voting results on a Form 8-K shortly after the Annual Meeting.

21. Will my votes be confidential?
Yes. All stockholder meeting proxies, ballots and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

22. How do I submit a proposal for inclusion in IBM's 2013 proxy material?
Stockholder proposals may be submitted for IBM's 2013 proxy material after the 2012 Annual Meeting and must be received at our corporate headquarters no later than November 12, 2012. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2013 Annual Meeting?
Stockholders who intend to present an item of business at the 2013 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in the Company's Proxy Statement) must provide notice of such business to the Company's Secretary no earlier than October 13, 2012 and no later than November 12, 2012, as set forth more fully in the Company's by-laws.

24. I did not receive a copy of the Annual Report. How can I get one?
Stockholders of record who did not receive an IBM Annual Report or who previously elected not to receive one for a specific account may request that IBM mail its Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above). If you are not a stockholder of record and did not receive an Annual Report from your bank, broker or other intermediary, you must contact your bank, broker or other intermediary directly.

25. What is "Householding" and does IBM do this?
Householding is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of a company's proxy statement and annual report from a company, bank, broker or other intermediary, unless one or more of these stockholders notifies the company, bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, IBM does not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8